UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2011

Commission File No. 0-29208

RTN STEALTH SOFTWARE INC.

Registrant's Name

5250 Satellite Drive, Unit 22, Mississauga, Ontario  L4W 5G5

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Notice of change of auditor dated February 28, 2011, Notice from successor auditor dated

February 25, 2011, Notice from former auditor dated February 28, 2011.

99.2

Certificate of Abridgement of AGM Dates.

99.3

Notice of the Annual General and Special Meeting dated February 28, 2011.

99.4

Information Circular dated February 28, 2011.

99.5

Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTN STEALTH SOFTWARE INC.

(Registrant)

By

/s/ Michael Boulter

Michael Boulter,

President, COO and Interim CEO

Date     April 1, 2011